UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No.  1  )*


                              SCO Group, Inc.
___________________________________________________________________________
                              (Name of Issuer)


                                Common Stock
___________________________________________________________________________
                       (Title of Class of Securities)


                                 78403A106
___________________________________________________________________________
                               (CUSIP Number)


                             December 31, 2003
___________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                SCHEDULE 13G
_____________________________                          ____________________
CUSIP No.   78403A106                                     Page 2 of 7 Pages
_____________________________                          ____________________

___________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Canopy Group, Inc.
___________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [ ]

___________________________________________________________________________

3    SEC USE ONLY


___________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Utah

___________________________________________________________________________

     NUMBER OF                5    SOLE VOTING POWER
      SHARES                       5,492,834
   BENEFICIALLY               _____________________________________________
     OWNED BY                 6    SHARED VOTING POWER
       EACH                        -0-
     REPORTING                _____________________________________________
      PERSON                  7    SOLE DISPOSITIVE POWER
       WITH                        5,492,834
                              _____________________________________________
                              8    SHARED DISPOSITIVE POWER
                                   -0-
___________________________________________________________________________

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,492,834
___________________________________________________________________________

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

     Not Applicable
___________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     38.4%
___________________________________________________________________________
12   TYPE OF REPORTING PERSON  (See Instructions)

     CO
___________________________________________________________________________

                                SCHEDULE 13G
_____________________________                          ____________________
CUSIP No.   78403A106P                                    Page 3 of 7 Pages
_____________________________                          ____________________

___________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ralph J. Yarro, III
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [ ]

___________________________________________________________________________
3    SEC USE ONLY


___________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
___________________________________________________________________________
5    SOLE VOTING POWER

     99,021
___________________________________________________________________________

     NUMBER OF                5    SOLE VOTING POWER
      SHARES                       99,021
   BENEFICIALLY               _____________________________________________
     OWNED BY                 6    SHARED VOTING POWER
       EACH                        5,492,834
     REPORTING                _____________________________________________
      PERSON                  7    SOLE DISPOSITIVE POWER
       WITH                        99,021
                              _____________________________________________
                              8    SHARED DISPOSITIVE POWER
                                   5,492,834
___________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,591,855
___________________________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

     Not Applicable
___________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     39.1%
___________________________________________________________________________
12   TYPE OF REPORTING PERSON  (See Instructions)

     IN

___________________________________________________________________________

Item 1.
     (a)  Name of Issuer:
               SCO Group, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
               355 S. 520 W., Suite 100
               Lindon, Utah 84042

Item 2.

     (a)  Name of Person Filing:
               The Canopy Group, Inc.

     (b)  Address of Principal Business Office or, if none, Residence:
               333 South 520 West, Suite 300
               Lindon, Utah 84042

     (c)  Citizenship:
               State of Utah

     (a)  Name of Person Filing:
               Ralph J. Yarro, III

     (b)  Address of Principal Business Office or, if none, Residence:
               333 South 520 West, Suite 300
               Lindon, Utah 84042

     (c)  Citizenship:
               United State of America

     (d)  Title of Class of Securities:
               Common Stock

     (e)  CUSIP Number:
               78403A106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  Broker or Dealer registered under Section 15 of the Act

     (b)  Bank as defined in section 3(a)(6) of the Act

     (c)  Insurance Company as defined in section 3(a)(19) of the Act

     (d) Investment Company registered under section 8 of the Investment Company Act

     (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)  Parent Holding Company, in accordance with Section
          240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

          Not Applicable

Item 4.  Ownership:

     (a) 5,492,834 of the shares are held in the name of The Canopy Group, Inc. ("Canopy"). 39,021 of the shares are held by Ralph J. Yarro, III and 60,000 of the shares are reserved for issuance upon the exercise of options held in the name of Mr Yarro. Mr. Yarro disclaims beneficial ownership of the shares held by Canopy except as to his pecuniary interest therein. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

     (b) The 5,492,834 shares held by Canopy represents 38.4% of the outstanding shares of Common Stock on January 27, 2004. The 39,021 shares held directly and the 60,000 shares subject to the options held by Mr. Yarro represents less than one percent of the outstanding Common Stock on January 27, 2004.

     (c) As a director and executive officer of Canopy, Mr. Yarro shares in the direction of voting and in the disposition of the 5,492,834 shares held by Canopy. Mr. Yarro has the ability to vote and dispose of the shares held in his account.

Item 5.  Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

The Noorda Family Trust is the owner of a majority of the capital stock of Canopy. Raymond J. and Lewena Noorda serve as trustees of the Noorda Family Trust.

Item 7. Identification and Classification of the Security Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.  Notice of Dissolution of Group

NOT APPLICABLE

Item 10.  Certification

     The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

          (a) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

          (b) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                   THE CANOPY GROUP, INC.

       February 13, 2004                  /s/ Ralph J. Yarro
____________________________       _____________________________________
              Date                 Signature


                                   Ralph J. Yarro, President
                                   _____________________________________
                                   Name/Title


                                   RALPH J. YARRO, III


       February 13, 2004           /s/ Ralph J. Yarro
____________________________       _____________________________________
              Date                 Signature


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001)

                                 EXHIBIT I

                                 AGREEMENT

                        JOINT FILING OF SCHEDULE 13G


     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of SCO Group, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

     IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the 13th day of February, 2004.



                                   THE CANOPY GROUP, INC.



                                          /s/ Ralph J. Yarro
                                   ____________________________________
                                   Ralph J. Yarro, III, President




                                          /s/ Ralph J. Yarro
                                   _____________________________________
                                   Ralph J. Yarro, III